EXHIBIT 14

Wm. WRIGLEY Jr. Company

CODE OF BUSINESS CONDUCT

FOREWORD

Since its founding, the Wrigley Company has been committed to ethical business practices, honesty, fair dealing and full compliance with all laws affecting the Company's business. A cornerstone of our practices are Wrigley associates worldwide who have upheld and continued this commitment.

The Company's standards and values have not changed over the years. This CODE OF BUSINESS CONDUCT is a condensed version of the Company's global principles and practices relating to the ethical conduct of the Company's business and is, among other places, contained in the Corporate Compliance Guide.

PURPOSE

The purpose of this CODE OF BUSINESS CONDUCT is threefold: first to provide clear definitions of the essential attributes for our business relationships, second to provide you with guidelines by which you can conduct your daily tasks, and third, provide you a means to report, anonymously if you prefer, any violations or perceived violations of the CODE OF BUSINESS CONDUCT, or other company policies. The CODE OF BUSINESS CONDUCT cannot cover every situation that could occur. It is designed only to give you a frame of reference or baseline against which to gauge your activities.

The CODE OF BUSINESS CONDUCT is made up of four parts:

1.	OUR SHARED VALUES
2.	PRINCIPLES OF BUSINESS CONDUCT
3.	BUSINESS PRACTICES
4.	ADMINISTRATION

The CODE'S general nature cannot, and is not meant to, cover all possible situations that could occur. It is, however, to be used as a resource and a guide in your daily work.

Our Shared Values

We are proud to be a part of the WRIGLEY Company, and are dedicated to its long-term success. We are committed to our shared values and rely on them to guide our behavior.

-	We treat each other with trust, dignity and respect.
-	We create an environment where people from diverse cultures and backgrounds work together effectively.
-	We support and have the courage to take measured risk.
-	We act with a sense of urgency without sacrificing excellence.
-	We foster a spirit of innovation in all areas of our business.
-	We strive for effective communication that results in teamwork, shared knowledge and ideas.
-	We make an extraordinary effort to attract, identify, recruit and retain the very best person for every job.
-	We pursue lifelong learning and personal development.
-	We encourage individual leadership, responsibility and accountability.
-	We demand of ourselves high standards of ethical behavior.
-	We develop long-term relationships for mutual growth and profitability.

Wm. WRIGLEY Jr. Company Principles of Business Conduct

The following Principles apply to the Wm. Wrigley Jr. Company and all of its domestic and international associated companies and operations and all of its Directors, Officers, and associates (full or part time).

1.

Every Wrigley associate has an obligation to conduct himself/herself according to the highest ethical business standards, to deal fairly with all constituents, and to comply with these PRINCIPLES OF BUSINESS CONDUCT and all Company policies.

2.	All representations made by a Wrigley associate on behalf of the Company must be true, complete and accurate.

3.	All Company confidential information shall be kept within the Company except as necessary to properly conduct the Company's business.

4.	Wrigley associates shall not buy or sell securities or an interest in property of the Company or another organization based on non-public proprietary information derived from their employment.

5.	Company assets shall be used only for those purposes that are proper under U.S. law and the laws in the countries where we are conducting business.

6.	No asset or fund shall be established and no transaction consummated unless properly recorded and disclosed.

7.	All entries made to the Company's books and records must be true, complete and accurate, consistent with generally accepted accounting principles, and with no omissions.

8.	All payment approval requests, and all payments, must be only for proper purpose(s) and only as set forth in the documentation supporting that approval or payment.

9.

Payments or deposits for obligations for goods and services are to be made in the country where goods or services are received or where they originated and in a manner that is above board, is consistent with the transaction and does not place or appear to place the Company in a position that could be construed as aiding or abetting tax or currency control evasion.

10.	No payments may be made directly or indirectly to any government official in exchange for favorable treatment.

11.

Associates and members of their immediate family shall neither accept nor offer valuable consideration in any form from or to a principal, employer or family member of any person whose organization is a customer, competitor, supplier or who is seeking to do business with the Company. Excluded are occasional gifts or services with a value less than US$300 and reasonable and infrequent entertainment that is within the bounds of social courtesies, normal business practice and common sense.

12.

Associates involved in purchasing goods or services for the Company and members of their immediate families shall not invest in and shall not have any financial interest in any organization with which the Company does business or which is seeking to do business with the Company unless the financial interest is less than 1% of the outstanding stock of a publicly traded company. No associate involved in purchasing goods or services for the Company and members of their immediate families shall receive any personal financial assistance from any organization with which the Company does business or which is seeking to do business with the Company.

13.

No Company funds or assets may be contributed to or used to support any political candidate or political party. Additionally, no associate of the Company shall be required to contribute to or assist any political candidate or political party.

14.	All associates of the Company must comply with all acceptable and proper standards of business conduct, laws and regulations wherever they reside or visit.

15.	No associate will compete directly or indirectly with the Company.

16.	No associate will take for personal gain any opportunity belonging to the Company.

Each manager is responsible for ensuring understanding and compliance with these PRINCIPLES. Anyone who has questions or concerns about the meaning or intent of these PRINCIPLES or any doubt about the propriety of any action or intended action has an obligation to contact any of the following individuals: any internal auditor, the Chief Financial Officer, the Corporate Secretary, the Company's General Counsel (who is the Company's Business Conduct Officer) or the Chairman of the Audit Committee of the Board of Directors. In addition, anyone who is aware of or who suspects a violation of these PRINCIPLES or Company policy has the duty and obligation to report that information to one of the individuals identified above. In the alternative, anyone may make an anonymous report by calling the Compliance and Ethics Hotline at 1-800-210-1458.

To call the Hotline from outside the United States, use the AT&T Direct Access Number for your country. These numbers are available on the Company's web site.

Business Practices of the Wrigley Company and its Associates

ANTIBOYCOTT/EXPORT/IMPORT

United States law prohibits U.S. companies, their subsidiaries and associated companies, whether foreign or domestic, from entering into agreements in support of any foreign boycott which has not been sanctioned by the U.S. government. In addition, the law prohibits U.S. companies, their subsidiaries and associated companies, whether foreign or domestic, from entering into transactions with countries and entities owned or controlled by those countries with which the U.S. maintains a trade embargo.

The U.S. may from time to time impose trade embargoes and other trade restrictions against certain countries. It is the Company's policy to comply with any of these sanctions. The Law Department will periodically notify you of these sanctions and any changes to them.

All requests from any third party that in any way relate to a boycott or embargo or that you believe are suspicious should be reported immediately to the Company's General Counsel or any member of the Law Department.

ANTITRUST

Antitrust and competition laws are in place all over the world. Generally, they are designed to ensure a fair and competitive free market. Consequently, any written or oral agreement or arrangement, whether expressed or implied, that does or could unreasonably restrain competition will be a violation of the law. The Wrigley Company's policy has been and continues to be that all associates must strictly comply with the letter and spirit of all applicable antitrust and competition laws wherever we do business.

The two areas most likely to involve antitrust issues are:

1.	Agreements and contacts with competitors, and
2.	relations with customers and suppliers.

Some of the most serious antitrust problems arise between competitors. These include agreements to fix prices; divide customers, territories or markets; or to limit production or distribution.

The Wrigley Company must always make decisions on these matters independently (i.e., without discussing them with any competitor, customer or supplier).

Unfortunately, mere contact with a competitor can lead to the suspicion of anti-competitive conduct. These contacts should be kept to a minimum and, when necessary or appropriate, they must be handled carefully.

Membership in trade groups is permissible but it is the most likely opportunity for contact with competitors. Trade groups provide a valuable forum for the exchange of industry specific information. But it can also be an easy place for the exchange of competitively sensitive information. Therefore, If you participate in trade group meetings, you need to be extra careful. One way to protect the group is for counsel provided by the trade group to be present at the meetings. Prior to attending any of these meetings, you should determine if counsel for the group will be present. If the trade group does not or will not provide counsel for meetings, you should contact the Law Department for guidance.

In any context, but especially in trade group meetings, associates must, therefore, be especially careful not to disclose information regarding customer lists, pricing, product plans, market surveys and the like. Even the exchange of benchmarking information can be troublesome and should be carefully considered and reviewed by a member of the Law Department before any information is provided to a competitor.

If a competitor in conversation raises any of these issues, you should inform the competitor that you will not discuss these issues and then excuse yourself from the conversation.

With respect to customers, the typical antitrust violation is an attempt to control the resale price of our product (this applies whether it is a sale from the Company to its customer or from that customer to the retailer). The Company can suggest the resale price to a customer, but the customer must generally be free to set that price in its discretion.

Generally, in the United States, the Company must sell its products on the same terms and conditions to all customers. Though the rules outside the U.S. may be different, the same principles of fairness and compliance with local law apply. However, the Company can alter terms and conditions when it is legitimately necessary to meet competition and when the modified terms and conditions have a bona fide economic justification (such as a volume discount).

The antitrust laws are complex and their requirements vary considerably from country to country. It is of particular importance then to get advice from the Company's Law Department before implementing or agreeing to any arrangement that could be questionable or where you have doubts or concerns.

BRIBERY

Company practices prohibit any associate from giving to or receiving from a customer, supplier or government official anything of significant value in order to secure or maintain business for or on behalf of the Company. However, nominal gifts that are common courtesies and within normal business practices are permitted by the Company (but government officials may have strict policies against receiving anything of value from a supplier or vendor).

If there is ever any doubt about whether or not a particular transaction is within the scope of these BUSINESS PRACTICES, other Company policy, or the law, you should first contact the Company's General Counsel or any member of the Law Department for guidance.

COMPUTER/E-MAIL/INTERNET

It is the common responsibility of all associates to ensure that the technology made available by the Company is used in a manner consistent with the Company's practices and policies. Licensed or purchased computer software is not to be copied without authorization of the licensor. Software developed by, for, or on behalf of the Company shall identify the Company as the owner of the intellectual property.

Computers, computer and communication systems, telephones, fax machines, personal communication devices, and related services (such as access to the Internet and voice mail) are provided as tools to allow each associate to better perform required tasks and to support the Company's business goals and objectives. All systems and equipment are and remain the sole property of the Company. During normal business hours, these systems and equipment should be used for the proper business activities of the Company. After normal business hours, associates may use the systems and equipment for personal use provided there is no incremental cost to the Company.

Associates may not use Company provided technology for any communications, incoming or outgoing, of an illegal, offensive, discriminatory, harassing, threatening or obscene nature. Solicitation of non-Company business or any use of the Company's systems or equipment (e.g., the Internet or e-mail) for personal gain is prohibited.

Associates do not have, and should not expect to have, a right of privacy to what is contained in or passes through the Company's computers or systems, including e-mail, voice mail, telephone and Internet connections. The Company may access software, files, documents or communications stored on its property or in its systems, including personal computers, to assure proper use and to prevent security violations.

Associates should remember that information sent over the Internet or even the Company's e-mail system is not necessarily secure or privileged. If you are instructed to maintain a file in strict confidence, you should no more consider sending the file over e-mail than distributing it in hard copy.

CONFIDENTIALITY

From time to time during the course of employment, associates may become aware of confidential information about the business and affairs of the Wrigley Company or other company with which we have a relationship. This confidential information, either written or oral, is a valuable asset of the respective company and must be safeguarded appropriately.

Typically, confidential information is that information about a company that is not generally known by the public and which gives a company a competitive advantage in the marketplace. This information generally includes or relates to marketing or business plans; new products; non-public financial information; changes in management or control; increase or decrease in the dividend; significant litigation or disputes with associates; customer or supplier lists; pending patents or trademarks; research and development plans or programs; mergers, acquisitions or divestitures; and joint ventures.

The rules concerning this confidential information are simple.

You should:

1.	Not disclose this information outside the Wrigley Company.
2.	Not use this information for your personal financial gain or the financial gain of persons related to you.
3.	Not provide this information to others for their benefit or financial gain.
4.	Share this information only with other Wrigley associates who have a legitimate "need to know."
5.	Be careful when discussing Company business in public places.

It may be necessary, in order to carry on the Company's business effectively, to pass along some confidential information to third parties. In such a case, you should contact any member of the Law Department who will prepare an agreement that will protect you, the Company, and the information.

Discussions with the Company's attorneys are typically privileged and confidential and must not be discussed with others. Disclosure could result in the waiver of that privilege and possible harm to the Company's interests.

The duty to keep information confidential exists during and after your employment with the Company. You may not copy, take or retain personally any confidential information at any time. If you are in doubt about whether information is confidential or how to handle it, contact your supervisor or any member of the Law Department.

CONFLICTS OF INTEREST

It is important that each associate avoid any situation that is or could be interpreted to be a "conflict of interest." Generally, a "conflict of interest" is a situation involving the Company's business that can or may benefit, or has the appearance of benefiting, the associate or a third party improperly, in addition to any benefit the Company may receive.

For instance, neither an associate nor a member of the associate's household or family may be an officer or director of a customer or supplier of the Company. If you are uncertain about whether a situation is a conflict of interest or not, you should contact any internal auditor of the Company or any member of the Law Department.

DOING BUSINESS WITH A GOVERNMENT OR GOVERNMENT OFFICIAL(S)

All associates engaged in doing business with a federal, state or local government, whether domestic or foreign, must comply with all laws, rules and regulations applicable to that relationship.

Globally, there are strict rules on providing entertainment, gifts and gratuities to, or receiving them from, any government official. You may use only legitimate and proper methods to secure business with any government or governmental agency.

It is also a violation of the law to make any false or misleading statement or claims or payment to a government.

Current and former government officials are subject to very strict rules regarding their ability to secure employment outside the government. The Corporate Secretary or Company's General Counsel (who is the Company's Business Conduct Officer) must be consulted before communicating with any current or former government official about employment with or on behalf of the Company.

ASSOCIATE RELATIONS

The Company operates in a very competitive environment. Performance demands and standards are constantly increasing. Nevertheless, there is never any excuse for not following the Company's policies.

The Wrigley Company will provide equal employment opportunities to all persons without regard to race, color, religion, sex, national origin, age, marital status, disability, veteran or citizenship status. The Company will administer its personnel policies in a non-discriminatory basis in all matters related to hiring, training, compensation, benefits, promotions, transfers, layoffs, recall from layoff, company-sponsored educational programs, and in all treatment on the job.

The Wrigley Company is committed to a work environment free of any form of harassment, including sexual harassment. The Company will not tolerate any conduct that constitutes or could be interpreted as constituting harassment, whether engaged in by administrative or non-administrative personnel.

Sexual harassment is generally defined as any unwelcome sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature, particularly when such harassment has the purpose or effect of, in any manner, interfering with an associate's employment relationship with the Company or creating an intimidating, hostile or offensive working environment.

The illegal selling, buying, using or being under the influence of drugs, including alcohol, while on Company business or on Company premises is not in the best interest of the Company.

ENVIRONMENTAL, SAFETY AND HEALTH

The Wrigley Company is committed to protecting the environment, to providing a safe workplace for its associates and to insisting on safe work practices from its associates.

In this regard, the Company will comply with all federal, state and local laws relating to the environment and the safety and health of its associates in the countries in which the Company does business.

It is the firm and continuing policy of the Wrigley Company to maintain aggressive promotion of safe practices that help to prevent job-related accidents and injuries. Comprehensive, continuous, preventive, and protective programs shall be developed, maintained and communicated as appropriate throughout all activities and operations.

The Company's Environmental, Safety and Health Standards shall be adhered to at all Wrigley facilities. However, it is also each associate's obligation and responsibility to contribute every day to the environmental quality and safety of his/her workplace.

FOOD AND DRUG LAWS

Federal, state and local laws in the countries in which we do business regulate the manufacture and sale of the Company's products to assure their safety and quality. These regulations may also impose strict requirements on the labeling and, in some cases, advertising of the Company's products.

The Wrigley Company will adhere, and it is the duty of each associate to adhere, to these regulations.

-	The Company's products shall be safe when used in their intended manner.
-	We will conduct appropriate testing to identify potential risks in the use of our product.
-	We will provide safe and effective packaging for our product.
-	We shall diligently protect our customer's rights in the use of our product.

NON-PUBLIC PROPRIETARY OR MATERIAL NON-PUBLIC INFORMATION

For purposes of these BUSINESS PRACTICES, "non-public proprietary" or "material non-public" information is that information about the Company or other entity that, if public, could affect the price of a company's stock or an individual's decision to buy, sell or hold a company's stock (including stock of the Wrigley Company).

The types of information that are typically considered to be "proprietary" or "material" include:

-	stock splits or stock dividends
-	changes in management or control
-	financial results
-	increase or decrease of dividends
-	public offerings or private sales of debt or equity securities
-	mergers, acquisitions or divestiture proposals or agreements
-	significant new products or discoveries
-	significant litigation or disputes with customers, suppliers or contractors
-	government investigations
-	joint ventures
-	any other event requiring the filing of a report with the Securities and Exchange Commission

PRIVACY

The Company's privacy policy is designed to protect unwanted and unnecessary disclosure of "personally identifiable information" collected by the Company, whether the information is collected on an associate, customer, web site visitor or supplier.

"Personally identifiable information" is any information relating to an identified or identifiable natural person recorded in any form.

The Company recognizes and supports the need for reasonable protections regarding the privacy of such information. For this reason the Company has developed and adopted privacy principles relating to the protection of the information.

Administration

APPLICABILITY

The CODE OF BUSINESS CONDUCT applies to all directors, officers and associates of the Wrigley Company and all of its domestic and international associated companies and operations.

RESPONSIBILITIES

The Wrigley Company's overall compliance program, of which this CODE OF BUSINESS CONDUCT is a key element, reflects the joint responsibility of the Company and each associate to comply with the laws that govern the Company's activities all over the world and to follow Company practices.

Managers are responsible for assuring that the provisions of this CODE OF BUSINESS CONDUCT, and particularly the PRINCIPLES OF BUSINESS CONDUCT, are clearly understood by everybody in their respective areas and for ensuring compliance.

Each Wrigley associate has the obligation and responsibility to follow both the spirit and the letter of these provisions and to take the initiative to seek help or clarification to avoid violations of the CODE or the law. No waiver of any provision of the Code will be permitted for any Director, manager or associate of any company without prior approval of the Board of Directors or equivalent governing body of such company.

In addition, each associate has the obligation, without any fear of retaliation or retribution, immediately to report any known or suspected violations to any of the following individuals: any internal auditor, the Chief Financial Officer, the Corporate Secretary, the Company's General Counsel (who is also the Company's Business Conduct Officer) or the Chairman of the Audit Committee of the Board of Directors. Once reported, there is an obligation to fully investigate the incident and take appropriate action. A report to any of these individuals can be in any form, including anonymous. All communications will be protected within the boundaries of the law. You may also make an anonymous report by using the Hotline service described on the following page. Reports involving cases of serious accounting irregularities, fraud or legal violations are forwarded by the Hotline to both the Company's General Counsel and the Chairman of the Audit Committee of the Company's Board of Directors.

Annually, officers, managers and other key associates will be asked to certify that they understand and have complied with the provisions of the CODE OF BUSINESS CONDUCT, of which these PRINCIPLES are a part, and Company policies. Some will also be asked annually to certify they are not aware of any violations of the accounting provisions of the Foreign Corrupt Practices Act.

QUESTIONS

To comply fully with both the spirit and letter of this CODE, it is important that you understand it. You are encouraged to ask questions not only about the meaning of the CODE'S provisions, but also if you doubt the propriety of any proposed transaction, event or activity. It is far better to get information about proposed conduct before the fact than to find after the fact that the action violated the CODE or the law.

REPORTING HOTLINE

If you have any questions or if you want to report any violations or suspected violations and you do not want to talk to one of the individuals previously identified, you may call the toll free Compliance and Ethics Hotline at 1-800-210-1458 any time of the day or night, seven days a week. This service is answered by communication specialists not employed by Wrigley. Translators are available if you prefer to speak in a language other than English. If you are calling from outside the U.S., you should use the AT&T Direct Access Number for your country for the call. These numbers are available on the Company's web site (http://www.wrigley.com) in the Investor Information section. If you would like someone from the Company to get back to you, please leave your name and telephone number but feel free to make the call anonymous if you prefer.

DISCIPLINARY ACTIONS

Abiding by this CODE OF BUSINESS CONDUCT, and all Company policies, is mandatory. Any violation may lead to appropriate disciplinary action, including dismissal. Grounds for disciplinary action include:

-	Willful violations.
-	Failure to report a violation.
-	Willful violations.
-	Direct or indirect retaliation against an associate who reports a violation.
-	A supervisor's negligence in assuring compliance with the CODE or aiding and abetting a violation of the CODE.

NOTES:

Wm. WRIGLEY Jr. Company Wrigley Building 410 N. Michigan Avenue Chicago, Illinois 60611